Exhibit 99.87

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Financial Statements
May 31, 2011 and 2010
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Grandview Gold Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the year end consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the year end consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the year end consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the year end consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at May 31, 2011.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at May 31, 2011.

(signed)	(signed)

Paul T. Sargeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 29, 2011

August 29, 2011

Independent Auditor’s Report

To the shareholders of Grandview Gold Inc.

We have audited the accompanying consolidated financial statements of Grandview Gold Inc. (the Company), which comprise the consolidated balance sheet as at May 31, 2011 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grandview Gold Inc. as at May 31, 2011 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

Other matter

The consolidated financial statements of the Company as at May 31, 2010 and for the years ended May 31, 2010 and May 31, 2009 were audited by another auditor who expressed an unmodified opinion on those statements on August 17, 2010. Our opinion is not qualified in respect of this matter.

(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
As at May 31,	2011	2010
Assets
Current assets
Cash and cash equivalents	$1,177,679	$1,432,824
Short term investments (Note 5)	25,286	25,037
GST and sundry receivable	63,414	26,416
Prepaid expenses	17,718	12,876
	1,284,097	1,497,153
Reclamation bond (Note 6)	12,718	13,699
Mining interests (Note 7)	4,568,757	4,149,771
	$5,865,572	$5,660,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$129,019	$89,284
Asset retirement obligation (Note 7)	12,718	13,699
	141,737	102,983
Shareholders' equity	5,723,835	5,557,640
	$5,865,572	$5,660,623

Nature of operations and going concern assumption (Note 1)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:
"Paul T. Sarjeant"	, Director
"Richard Brown"	, Director

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
For the Year Ended May 31,	2011	2010	2009

Expenses
Share-based payments (Note 10)	$-	$449,491	$-
Investor relations, business development
and reporting issuer maintenance costs	85,387	115,352	88,716
Professional fees	153,760	142,354	167,672
Management and consulting services (Note 14)	107,750	98,750	255,201
Office and administration	58,120	69,107	21,579
Exploration evaluation expenses	8,568	5,000	19,885
Flow-through interest expense	-	-	2,747
Gain on disposition of mineral property rights	(2,000)	-	-
Write-off of mineral properties (Note 7)	-	-	7,460,454

	411,585	880,054	8,016,254

Loss before the under noted	(411,585)	(880,054)	(8,016,254)
Future tax expense	2,678	(349)	7,503

Loss before income taxes	(408,907)	(880,403)	(8,008,751)
Future tax expense	-	-	(120,833)

Net loss and comprehensive loss for the year	$(408,907)	$(880,403)	$(7,887,918)

Loss per share – Basic and diluted (Note 11)	$(0.01)	$(0.02)	$(0.20)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Share	Warrants	Contributed	Accumulated	Total
	Capital		Surplus	Deficit

At May 31, 2008	14,202,266	3,742,570	4,789,944	(11,193,260)	11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue – cash	(47,833)	-	-	-	(47,833)
Cost of issue – broker warrant valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-		(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share Capital	Warrants	Surplus	Deficit	Total

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402
				-
Share-based payments	28,875	-	449,491	-	478,366
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Mineral property acquisition	67,000	-	-	-	67,000
Private placement	2,000,000	-	-	-	2,000,000
Cost of issue – cash	(36,392)	-	-	-	(36,392)
Cost of issue – broker warrant valuation	(1,440,000)	1,440,000	-	-	-
Warrants exercised	-	(1,173,138)	1,173,138	-	-
Net loss for the year	-	-	-	(880,403)	(880,403)

At May 31, 2010	$15,081,883	$1,455,333	$8,982,005	$(19,961,581)	$5,557,640
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Private placement	605,000	-	-	-	605,000
Warrant valuation	(43,776)	43,776	-	-	-
Cost of issue – broker warrant valuation	(25,591)	25,591	-	-	-
Cost of issue – cash	(46,565)	-	-	-	(46,565)
Net loss for the year	-	-	-	(408,907)	(408,907)

At May 31, 2011	$15,602,951	$1,509,367	$8,982,005	$(20,370,488)	$5,723,835

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Year Ended May 31,	2011	2010	2009

Cash flows from operating activities
Net loss for the year	$(408,907)	$(880,403)	$(7,887,918)
Items not involving cash:
Gain on disposition of mineral property interests	(2,000)	-	-
Share-based payments	-	478,366	-
Future income tax recovery	-	-	(120,833)
Accrued interest income	(249)	(37)	(7,493)
Write-off of mineral properties	-	-	7,460,454
Changes in non-cash working capital items:
GST and sundry receivable	(36,998)	(20,709)	34,957
Prepaid expenses	(4,842)	(593)	137,883
Due from a related party	-	10,000	80,000
Accounts payable and accrued liabilities	39,735	16,817	(46,059)

Cash flows used in operating activities	(413,261)	(396,559)	(349,009)

Cash flows from financing activities
Share issuance	621,667	2,016,667	416,666
Cost of issuance	(46,565)	(36,392)	(47,833)

Cash flows provided by financing activities	575,102	1,980,275	368,833

Cash flows from investing activities
Redemption of short term investments	-	382,493	611,410
Proceeds on disposition of mineral property interests	2,000	-	-
Expenditures on mining interests	(418,986)	(639,978)	(609,497)

Cash flows provided by (used in) investing activities	$(416,986)	$(257,485)	$1,913

Change in cash and cash equivalents during the year	$(255,145)	$1,326,231	$21,737

Cash and cash equivalents, beginning of year	1,432,824	106,593	84,856

Cash and cash equivalents, end of year	$1,177,679	$1,432,824	$106,593

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$-	$67,000	$10,800

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Supplemental Schedule of Mineral Properties
(Expressed in Canadian Dollars)

For the Year Ended May 31,	2011	2010	2009
Pony Creek Carlin Trend Project,
Nevada, USA (Note 7(a))
Balance, beginning of period	$-	$-	$5,679,340
Drilling, assays and related field work	-	-	90,775
Project administration and general	-	-	38,848
Property acquisition and holding costs	-	-	94,379
Write-off			(5,903,342)
Total activity during the period	-	-	(5,679,340)
Balance, end of period:	$-	$-	$-
Red Lake Gold Camp, Ontario, Canada (Note 7(b))
Balance, beginning of period	$3,873,967	$3,442,793	$3,275,971
Drilling, assays and related field work	39,336	272,911	166,146
Property acquisition and holding costs	8,734	158,263	676
Total activity during the period	48,070	431,174	166,822
Balance, end of period	$3,922,037	$3,873,967	$3,442,793
Rice Lake Gold Camp
Manitoba Canada (Note 7(c))
Balance, beginning of period	$-	$-	$1,327,639
Drilling, assays and related field work	-	-	218,436
Project administration and general	-	-	227
Property acquisition and holding costs	-	-	10,810
Write-off	-	-	(1,557,112)
Total activity during the period	-	-	(1,327,639)
Balance, end of end	$275,804	$-	$-
Giulianita Property
Peru (Note 7(d))
Balance, beginning of period	$275,804	$-	$-
Drilling, assays and related field work	370,906	234,872	-
Project administration and general	-	40,932	-
Total activity during the period	370,916	275,804	-
Balance, end of period:	$646,720	$275,804	$-
Total	$4,568,757	$4,149,771	$3,442,793

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America.

The Company was incorporated under the laws of the Province of Ontario. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company applies Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. The consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management will pursue funding initiatives if, as and when required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

2.	Summary of Significant Accounting Policies

The significant accounting policies for the Company are as follows:

(a) Basis of Presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(b)	Basis of Consolidation

These consolidated financial statements include the assets, liabilities, income and expenses of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All significant intercompany transactions and accounts are eliminated in consolidation.

	(c)	Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance relating to the future tax asset, the calculation of share-based payments expense and warrants. Actual results may differ significantly from these estimates.

	(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, balances with banks and cash in trust with original maturities of three months or less and which are readily convertible into cash.

	(e)	Mineral Property Costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated proven and probable reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The Company is in the process of exploring and developing its properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written- down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(f)	Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

	(g)	Short Term Investments

Short term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase. These investments are classified as "loans and receivables" and have been recorded at their amortized cost.

	(h)	Asset Retirement Obligation

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

As at May 31, 2011 and 2010, the Company did not have any asset retirement obligations, except for that described in note 7(a).

	(i)	Income Taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

	(j)	Share-Based Payments

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and is recorded as share-based payments over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(k)	Share Issue Costs

Share issue costs are recorded as a reduction of share capital.

	(l)	Translation of Foreign Currencies

The Company's subsidiaries are accounted for as an integrated foreign operation. Transactions of the Company and its subsidiaries originating in foreign currencies are translated at the rates in effect at the time of the transaction. Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at historical exchange rates. Foreign exchange gains and losses are included in operations, in the consolidated statement of loss.

	(m)	Financial Instruments - Recognition and Measurement

All financial instruments are classified into one of the following five categories: held-for-trading, held-to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or becomes impaired at which time the amounts would be recorded in the statement of operations. The Company has made the following classifications:

Cash and cash equivalents	Loans and receivables
Short term investments	Loans and receivables
Sundry receivable	Loans and receivables
Reclamation Bond	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

The Company accounts for regular purchases and sales of financial assets using trade date accounting.

(n)	Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2010, the Canadian Institute of Chartered Accountants (CICA) handbook was revised to incorporate IFRS and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting on this basis effective June 1, 2011.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

3.	Capital Management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so. Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

	i)	minimizing discretionary disbursements;

	ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and

	iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the year ended May 31, 2011. The Company is not subject to externally imposed capital requirements.

4.	Risk Factors

The Company’s significant mineral properties are the Red Lake Gold Camp, Ontario, Canada, and the Guilianita Property, Peru.

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Property. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, short term investments, sundry receivable. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Sundry receivables are in good standing as of May 31, 2011. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2011, the Company had a cash and cash equivalents and short term investments balance of $1,202,965 (May 31, 2010 - $1,457,861) to settle current liabilities of $129,019 (May 31, 2010 - $89,284). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

4.	Risk Factors (Continued)

Market Risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar. The Company funds its Peru operations, exploration and administrative expenses by means of United States Dollar advances converted from its Canadian Dollar bank account held in Canada.

(c) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As of May 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Short term investments are subject to floating interest rates. As at May 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the twelve months ended May 31, 2011 would have been approximately $250 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2011, reported shareholders' equity would have been approximately $250 lower/higher as a result of lower/higher interest income from short term investments.

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

 Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of May 31, 2011, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

5.	Short Term Investments

As of May 31, 2011, the Company has $25,000 (2010 - $25,000; 2009 - $400,000) invested in cashable guaranteed investment certificates maturing at various dates to April 3, 2012, bearing interest at 0.9%. As at May 31, 2011 and 2010, the Company had accrued $249 and $37 respectively as interest receivable on its short term investments.

6.	Reclamation Bond

The Company has posted a reclamation bond for its mining projects, as required by the United States Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on a project that is closed.

7.	Mining Interests

(a) Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Pony Creek”) in the State of Nevada, USA.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $12,718, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

In fiscal 2009, the Company determined that the carrying value of its Pony Creek Carlin Trend project could not be supported, resulting in a write-off charge of $5,903,342.

(b) Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Dixie lake”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

The Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

(b) issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (issued).

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(b)	Red Lake Gold Camp, Ontario, Canada

		(ii)	(Continued)

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in Dixie Lake.

Under the terms of the option agreement with Fronteer, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in Dixie lake by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in Dixie lake.

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a) the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800; 30,000 commons shares were issued in July 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

		(iii) (b)	(Continued)

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Sanshaw-Bonanza property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO to earn a 60% undivided interest in the Sanshaw-Bonanza property.

		(iv)	On April 28, 2010, the Company announced that, through a series of cash and share payments (the “Transaction”), it had:

			1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red LakeGold District of Ontario from EMCO Corporation S.A. ("EMCO");

			2.	acquired four additional claims which are contiguous to the Property from Perry English ("English");and

			3.	reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 in cash and the issuance of 500,000 common shares in its capital.

Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 cash. Cumulative expenditures related to the Transaction totalled $110,000 cash and 550,000 common shares of the Company.

The Company is committed to spend $605,000 raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by on or before December 31, 2011.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(c)	Rice Lake Gold Camp, Manitoba, Canada

Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006. In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112. During the year ended May 31, 2011, the Company disposed the Bissett properties within its Rice Lake Gold Camp for $2,000. The Company received a 1% Net Smelter Return on the disposed property.

	(d)	Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares)

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of Common
	shares	Amount

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (Note 7(b))	30,000	10,800
Private placement (i)	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation (i)	-	(30,666)
Flow-through cost of issue (i)	-	(120,833)

Balance, May 31, 2009	44,652,098	$14,430,400
Mineral property acquisition (Note 7(b)(iv) and 7(d))	750,000	67,000
Share based payment	360,937	28,875
Exercise of warrants – cash	333,000	16,667
Exercise of warrants – valuation	-	15,333
Private placement (ii)	26,666,665	2,000,000
Cost of issue – cash (i)	-	(36,392)
Cost of issue – broker warrant valuation (ii)	-	(1,440,000)

Balance, May 31, 2010	72,763,033	15,081,883
Exercise of warrants	333,333	32,000
Private placement (iv)	8,066,666	605,000
Warrant valuation (iv)	-	(43,776)
Cost of issue – broker warrant valuation (iv)	-	(25,591)
Cost of issue – cash (iv)	-	(46,565)

Balance, May 31, 2011	81,163,032	$15,602,951

(i)

On December 5, 2008, the Company closed a brokered private placement (the “Offering”) with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares (the “Common Shares”) to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance.

In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised ($33,333) under the Offering and also issued broker warrants to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months after closing. The fair value of each warrant was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 156.7%; risk-free interest rate of 1.52% and an expected average life of 2 years. The value assigned was $30,666.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

	(b)	Issued (Continued)

(i)

Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $120,833 at the time of renouncement.

(ii)

December 3, 2009, the Company announced that it has closed the private placement purchase agreement ("Purchase Agreement") with Centerpoint Resources Inc. ("Centerpoint"), a corporation incorporated under the laws of the Province of British Columbia, and 10 other investors resulting in aggregate proceeds to the Company treasury of $2,000,000 to fund exploration and development of the Giulianita project in Peru and to maintain Canadian operations.

The Purchase Agreement represents an investment by Centerpoint in Grandview comprised of a private placement financing consisting of 20 million units ("Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 Units for aggregate proceeds of $500,000, some of which Units were acquired by directors and officers of Grandview.

The fair value of the 26,666,665 common share purchase warrants has been estimated to be $1,440,000 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.12%, dividend yield of 0%, expected stock volatility of 169.78% and an expected life of 24 months.

	(iii)	On January 7, 2010, the Company issued 360,937 common shares at a price of $0.08 to settle a payable of $28,875 in respect of services rendered by a consultant to the Company.

(iv)

On December 31, 2010, the Company closed a non-brokered private placement (the "Placement") with the MineralFields Group. The Placement resulted in the issuance by the Company of a total of 8,066,666 flow-through units in the capital of the Company (the “Flow-Through Units”) at a purchase price of $0.075 per Flow-Through Unit for gross proceeds to the Company of $605,000. Each Flow-Through Unit consists of one common share of the Company issued on a flow-through basis and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months.

The fair value of the 4,033,332 common share purchase warrants has been estimated to be $43,776 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 112.13% and an expected life of 12 months.

In connection with the Placement, the Company paid eligible persons (the "Finders") a cash fee of 6.0% of the gross proceeds raised through each Finder under the Offering and also issued finder's warrants (each a "Finder's Warrant") equal to 7.5% of the total number of Flow-Through Units placed by such Finders. Each Finder's Warrant entitles the holder to acquire one unit (each a "Finder's Unit" and collectively the "Finder's Units") with each Finder's Unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one Warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300 in cash fees to the Finders and issued 604,999 Finder's Warrants to the Finders. In addition, the Company also paid a cash diligence fee of $10,265 in connection with the Placement.

The fair value of the 604,999 Finder's Warrants has been estimated to be $25,591 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 137.49% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued (Note 8(b)(v))	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59
Expired	(6,053,480)	(0.60)
Issued (Note 8(b)(vi))	26,666,665	0.12
Exercised	(333,333)	(0.05)

Balance, May 31, 2010	26,999,998	$0.12
Issued (Note 8(b)(vii))	4,638,331	0.16
Exercised	(333,333)	(0.05)

Balance, May 31, 2011	31,304,996	$0.12

The following are the warrants outstanding at May 31, 2011:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date
26,666,665	1,440,000	0.12	December 3, 2011
4,033,332	43,776	0.18	December 30, 2012
604,999	25,591	0.08	December 31, 2011
31,304,996	$1,509,367

The following are the warrants outstanding at May 31, 2010:

Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry
333,333	15,333	0.05	December 4, 2010
26,666,665	1,440,000	0.12	December 3, 2011
26,999,998	$1,455,333

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2009

Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry

4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4,2010

6,720,146	$1,203,804

10.	Stock Options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

The following is continuity of stock options:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2008	4,575,000	$0.89
Forfeited	(175,000)	0.68

Balance, May 31, 2009	4,400,000	$0.90
Granted (i)(ii)	4,250,000	0.15
Expired	(1,375,000)	0.75
Forfeited	(1,400,000)	0.93

Balance, May 31, 2010	5,875,000	$0.38
Cancelled	(375,000)	(0.15)
Expired	(250,000)	(1.80)

Balance, May 31, 2011	5,250,000	$0.33

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

10.	Stock Options (Continued)

(i)

On June 23, 2009, the Company granted an aggregate of 3,350,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.15 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $368,500. In determining this value, the following assumptions were used: risk-free interest rate of 2.55%, dividend yield of 0%, expected stock volatility of 155% and an expected life of 5 years.

(ii)

On December 9, 2009, the Company granted an aggregate of 900,000 options to directors of the Company at an exercise price of $0.15 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $80,991. In determining this value, the following assumptions were used: risk-free interest rate of 2.47%, dividend yield of 0%, expected stock volatility of 153% and an expected life of 5 years.

The following are the stock options outstanding and exercisable at May 31, 2011:

	Options Outstanding			Options Exercisable

		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

September 27, 2012	1,675,000	1.33	$0.68	1,675,000	$0.68
June 23, 2014	2,675,000	3.07	0.15	2,675,000	0.15
December 9, 2014	900,000	3.53	0.15	900,000	0.15

	5,400,000	2.56 years	$0.33	5,250,000	$0.33

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

11.	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2011	2010	2009
Numerator for basic loss per share	$(408,907)	$(880,403)	$(7,887,918)
Numerator for diluted loss per share	$(408,907)	$(880,403)	$(7,887,918)
Denominator:
Weighted average number of common
shares – basic	76,271,891	58,224,647	40,379,322
Weighted average number of common
shares - diluted	76,271,891	58,224,647	40,379,322

Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The future tax assets are as follows:

	2011	2010	2009

Future tax assets:
Exploration expenditures	$1,588,778	1,588,778	$1,842,983
Marketable securities	40,663	40,663	47,169
Capital losses	-	-	24,273
Non-capital losses	1,431,108	1,383,953	1,612,960
Share issue costs	43,991	75,790	175,303

Total future tax assets	3,104,540	3,089,184	3,702,688
Valuation allowance for future tax assets	(3,104,540)	(3,089,184)	(3,702,688)

Net future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2011	2010	2009

Current income tax recovery	$-	$-	$-
Future income tax recovery	-	-	(120,833)

Total income tax recovery	$-	$-	$(120,833)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes (Continued)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2011	2010	2009

Loss before income taxes	$(408,907)	$(880,403)	(8,008,751)

Income tax recovery at combined Federal and Provincial rates of 29.54%, 32.58% and 33.29%	(120,791)	(268,835)	(2,666,113)
Non-deductible stock-based compensation	-	146,444	-
Non-deductible expenses	-	56	146
Non-deductible write-down of mineral properties	-	-	2,483,585
Expiry of warrants	-	286,143	330,573
Tax rate changes and other adjustments	116,402	-	-
Cost of issue	(51,329)	(110,030)	(120,610)
Utilization of losses not previously recognized	-	(35,778)	(27,581)
Resource properties – expenditures renounced	-	-	(120,833)
Increase in valuation allowance	55,718	-	-

Income tax recovery	$-	$-	$(120,833)

At May 31, 2011, the Company has non-capital losses of approximately $5,724,434. No benefit from these amounts has been recorded in the consolidated financial statements.

The non-capital losses will expire as follows:

2015	$724,341
2026	1,366,077
2027	1,685,117
2028	1,760,277
2031	188,622

$5,724,434

13.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration.

The Company operates in two geographic areas as at May 31, 2011, two areas at May 31, 2010 and one area as at May 31, 2009. The Company's assets by geographic location are:

	2011	2010	2009
Canada	$5,175,718	$5,372,915	$3,999,201
Peru	689,854	287,708	-
Total Assets	$5,865,572	$5,660,623	$3,999,201

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

14.	Related Party Transactions Not Disclosed Elsewhere

(i) For year ended May 31, 2011, $nil (2010 - $10,000, 2009 - $35,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

(ii)

For year ended May 31, 2011, $150,000 (2010 - $150,010, 2009 - $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $75,250 (2010 - $90,250, 2009 - $62,250) capitalized to mining interests. Also, $nil (2010 - $nil, 2009 - $14,000) in car and office allowances and $nil (2010 - $nil, 2009 - $607) were paid.

(iii)

For year ended May 31, 2011, $33,000 (2010 - $39,000, 2009 - $51,794) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial Officer. Included in accounts payable as at May 31, 2011 is $nil (2010 - $6,000, 2009 - $nil) in relation to consulting services rendered.

(iv)

In 2007, the Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO in 2009 and 2010.

(v)

Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

15.	Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, stock options are presented as part of management services on the statement of operations. Under Canadian GAAP they are presented separately.

U.S. GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, U.S. GAAP requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur. Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes is the same in 2010 the amount recorded for Canadian GAAP purposes.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e), while under US GAAP, exploration costs (except for property purchase costs) cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 12). US GAAP requires the recognition of liability in relation to flow through shares premium upon issuing of those and a deferred tax liability upon renunciation of resource property expenditures. As of May 31, 2011 no expenditures were renounced in relation to resource properties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Had the Company's consolidated balance sheets as at May 31, 2011 and May 31, 2010 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	May 31, 2011	May 31, 2010

Assets
Current assets
Cash	$1,177,679	$1,432,824
Short term investments	25,286	25,037
GST and sundry receivable	63,414	29,719
Prepaid expenses	17,718	12,876

	1,284,097	1,500,456

Reclamation bond	12,718	13,699
Mineral property rights	720,835	712,101

	$2,017,650	$2,226,256

Liabilities
Current liabilities
Accounts payable	$26,589	7,835
Accrued liabilities	102,430	$81,449

	129,019	89,284
Asset retirement obligation (Note 7)	12,718	13,699

	141,737	102,983

Shareholders' equity
Share capital
Authorized unlimited common shares
Issued
Common shares	17,278,941	16,757,873
Additional paid in capital	4,390,914	4,390,914
Warrants	1,509,367	1,455,333
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,591,091	4,591,091
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(22,435,152)	(21,612,690)

	1,875,913	2,123,273

	$2,017,650	$2,226,256

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

For the Year Ended May 31,	2011	2010	2009

Expenses
General exploration	$422,123	$512,783	$534,317
Management services	107,750	548,241	267,497
Investor relations, business development and reporting issuer maintenance costs	85,387	115,352	88,716
Professional fees	153,760	142,354	167,672
Office and administration	58,120	69,107	21,579
Flow-through interest expense	-	-	2,747
Gain on disposition of mineral property rights	(2,000)	-	-
Write-off mineral property rights	-	-	1,514,756

Loss before the under noted	(825,140)	(1,387,837)	(2,597,284)
Interest income	2,678	151	10,306

Net loss for the year	(822,462)	(1,387,686)	(2,586,978)

Loss per common share – basic and diluted	$(0.01)	$(0.02)	$(0.06)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

The changes in common shares as required by US GAAP are disclosed below:

Statements of Changes in Shareholders’ Equity

		Amount
		Under
Common Shares	Shares	US GAAP

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation	-	(30,666)

Balance, May 31, 2009	44,652,098	$16,106,390
Private placement	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants – valuation	-	15,333
Exercise of warrants – cash	333,333	16,667
Cost of issue – broker warrants valuation	-	(1,440,000)

Balance, May 31, 2010	72,763,033	16,757,873
Exercise of warrants	333,333	32,000
Private placement	8,066,666	605,000
Warrant valuation	-	(43,776)
Cost of issue – broker warrant valuation	-	(25,591)
Cost of issue – cash	-	(46,565)

Balance, May 31, 2011	81,163,032	$17,278,941

Other changes in shareholders’ equity are presented as follows:

Additional Paid in Capital
May 31, 2008		$648,344
Expired warrants		2,569,432

Balance, May 31, 2009		3,217,776
Expired warrants		1,173,138

Balance, May 31, 2010 and May 31, 2011		$4,390,914

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Cumulative adjustments to marketable securities
Balance, May 31, 2008, 2009, 2010 and 2011	$(325,305)
Deferred share-based payments
Balance, May 31, 2008 and May 31, 2009	$4,141,600
Vesting of stock options	449,491
Balance, May 31, 2010 and 2011	$4,591,091

Deficit accumulated during the exploration stage
Balance May 31, 2008	$(17,638,026)
Net loss	(2,586,978)
Balance May 31, 2009	$(20,225,004)
Net loss	(1,387,686)
Balance, May 31, 2010	$(21,612,690)
Net loss	(822,462)
Balance, May 31, 2011	$(22,435,152)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

The Company’s statements of cash flows under US GAAP are as follows:

Statements of Cash Flows
For the Year Ended May 31,	2011	2010	2009

Cash flows used in operating activities
Net loss for the period	$(822,462)	$(1,387,686)	$(2,586,978)
Items not involving cash:
Gain on disposition of mineral property interests	(2,000)	-	-
Share-based payments	-	478,366	-
Accrued Interest income	(249)	(537)	(10,296)
Write-off of mineral property rights	-	-	1,514,756
Change in non-cash operating working activities:
GST and sundry receivable	(33,695)	(23,512)	34,957
Prepaid expenses	(4,842)	(593)	137,883
Due from a related party	-	12,803	92,296
Accounts payable	18,754	(1,182)	(64,509)
Accrued liabilities	20,981	17,999	18,450

Cash flows used in operating activities	(823,513)	(904,342)	(863,441)

Cash flows from financing activities
Share issuance	621,667	2,016,667	416,666
Cost of issue	(46,565)	(36,392)	(47,833)

Cash flows provided by financing activities	575,102	1,980,275	368,833

Cash flows from investing activities
Redemption (purchase) of short term investments	-	382,493	611,410
Proceeds on disposition of mineral property interests	2,000	-	-
Purchase of mineral property rights	(8,734)	(132,195)	(95,065)

Cash flows (used in) provided by investing activities	(6,734)	250,298	516,345

Change in cash and cash equivalents during the year	(255,145)	1,326,231	21,737

Cash and cash equivalents, beginning of year	1,432,824	106,593	84,856

Cash and cash equivalents, end of year	$1,177,679	$1,432,824	$106,593

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (continued)

For the Year Ended May 31,	2011	2010	2009

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$-	$67,000	$10,800

US GAAP Accounting Pronouncements Adopted in Prior Years

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (ASC Subtopic 855-10) which establishes principles and requirements for subsequent events. This Statement sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. This Statement is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity’s own stock. EITF 07-05 concludes, among other matters, that warrants and options issued by an entity with an exercise price that is different from the entity’s functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of EITF 07-05 did not have any material impact on the financial position and results of operations of the Company.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (codified in ASC 805), which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) requires that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtained control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in Prior Years (Continued)

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s financial statements.

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting periods ending after June 15, 2009. The adoption of this new standard had no impact on the Company’s financial statements.

In June 2009 FASB issued Statement No. 168, The FASB Accounting Standards Codification (the "codification") and the Hierarchy of Generally Accepted Accounting Principles", ("SFAS No. 168") "-- a replacement of FASB Statement No. 162. SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification. The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities exists, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in Prior Years (Continued)

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company’s fiscal year beginning June 1, 2010. The Company does not expect the adoption of this guidance to have an impact on the Company’s financial position, results of operations or cash flows.

In August 2009, FASB issued ASU No. 2009-05 Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regard to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this new standard had no impact on the Company’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosures of activities, including purchases, sales, issuances, and a settlement within Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently assessing the impact of adoption of ASU 2010-06 and does not expect that it will have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements". The amendment eliminates the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. This standard had no impact on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in Prior Years (Continued)

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

There are several new accounting pronouncements issued by FASB which are not yet effective. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe any of these accounting pronouncements has had or will have a material impact on the Company's financial position or operating results.